UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 14f-1
                 Under the Securities Exchange Act of 1934



                      WALLSTREET RACING STABLES, INC.
           -----------------------------------------------------

                       (Exact name of registrant as
                    specified in its corporate charter)


                                 0-23823
                 -----------------------------------------
                            Commission File No.


            Colorado                                84-1313024
      ----------------------                    -------------------
     (State of Incorporation)                      (IRS Employer
                                                Identification No.)



                      5525 Erindale Drive, Suite 201
                     Colorado Springs, Colorado 80918
                  --------------------------------------
                 (Address of principal executive offices)



                              (719) 260-8509
            --------------------------------------------------
           (Registrant's telephone number, including area code)


                              May 26, 2000

                      Wallstreet Racing Stables, Inc.
                              Schedule 14f-1

INTRODUCTION

     This Information Statement is being furnished pursuant to Section
14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the Board of Directors of Wallstreet Racing Stables, Inc. (the "Company" or "Wallstreet"). This change may result from the proposed merger between the Company's wholly owned subsidiary, WRS Merger Corp., a Colorado corporation ("WRS") and Pipeline Technologies, Inc., a privately held Florida corporation ("Pipeline") (the "Merger").

     Effective April 28, 2000, the Company, WRS and Pipeline executed a Plan and Agreement of Merger ("Agreement") pursuant to which WRS agreed to merge with and into Pipeline such that Pipeline would be the survivor and become a wholly owned subsidiary of the Company. To accomplish the Merger, as amended, the Company agreed to issue to the shareholders of Pipeline an aggregate of 8,453,425 shares of its Common Stock (the "Merger Shares"). Upon completion of the Merger (the "Effective Date"), the Company's current directors (the "Outgoing Directors") will resign and be replaced by new directors designated by Pipeline (the "Incoming Directors").

     Following the Effective Date of the Merger, anticipated to occur no later than June 15, 2000, two Incoming Directors shall be appointed by Pipeline to replace the Outgoing Directors of the Company. The change in directors is intended to be effective at the closing of the Merger, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's Common Stock.

VOTING SECURITIES

     There are currently 995,958 shares of the Company's Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. Upon the Effective Date, and following the issuance of the Merger Shares, there will be 9,449,383 shares of the Company's Common Stock outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders. The Company has no other securities, voting or nonvoting, outstanding.


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
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the Effective Date by (i) each of the Incoming Directors; (ii) each named executive officer of the Company (as that term is defined in Item 402 (a)(3) of Regulation S-B;
(iii) each person who will be the beneficial owner of more than five percent of the Company's Common Stock and (iv) all of the Incoming Directors and executive officers as a group. All share ownership listed in the table is direct, unless otherwise indicated.

          Name and address of      Amount and nature        Percent
          Beneficial owners        of Beneficial Ownership  of Class
     ---------------------------------------------------------------

Timothy J. Murtaugh(1,2)           3,500,000                37.04%
8129 Jose Circle West
Jacksonville, Florida 32217

John D. McKey, Jr.(1)                950,000                10.05%
5016 Inverness Ct.
Palm City, Florida 34990

Robert L. Maige(2)                 1,000,000                10.58%
847 Old Grove Manor
Jacksonville, Florida 32207

Wendy S. King(2)                           0                0
8787 Southside Blvd., #4715
Jacksonville, Florida 32256


All Incoming officers and          5,450,000                57.66%
directors as a group (4 persons)
------------------------------------------
     (1)  Incoming Director.
     (2)  Incoming Executive Officer.

CHANGES IN CONTROL

     In connection with the Agreement, the Company will issue an aggregate of 8,453,425 shares of Common Stock to the shareholders of Pipeline. At the same time, the current directors and officers shall resign their positions as directors and officers of the Company. At the Effective Date, and following delivery and filing of this Schedule 14f, the two Incoming Directors will become the sole members of the Board. As a result, the Company will have experienced a change in control.


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
     The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

     No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

     As described above, in connection with the Agreement, Messrs. McElhaney, Conrad, McGinnis and Thygesen will resign as executive officers and directors of the Company as of the Effective Date. The following information relates to the Incoming Directors and officers who will become directors and officers upon the Effective Date and filing and delivery of this Schedule 14f:

     Incoming Directors/Officers:       Age:                Position:
     ----------------------------------------------------------------
     Timothy J. Murtaugh                56        President, Chief Executive
                                                  Officer and Director

     John McKey                         56        Director

     Robert L. Maige                    42        Chief Financial Officer

     Wendy S. King                      37        Secretary, Vice President
                                                  of Administration

     Each of the Incoming Directors will serve a term of office which shall continue until the next annual meeting of shareholders and until his successor has been duly elected and qualified. Officers of the Company will serve at the pleasure of the Board of Directors.

FAMILY RELATIONSHIPS

     No family relationships exist between any of the incoming officers and directors of the Company.


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
BUSINESS EXPERIENCE

Timothy J. Murtaugh:
-------------------
Mr. Murtaugh is the President and founder of Pipeline Technologies, Inc., a private Florida corporation, since its inception in December of 1999. The company's focus is to market voice over internet protocol ("VoIP") telecommunications products to the young adult and college marketplace. From July 1998 to September of 1999, Mr. Murtaugh was the Vice President of Intetech, L.C., a private Florida company, whose business activities included a national sales and marketing program for privately held competitive local exchange carrier with primary emphasis toward the college student housing market. Prior to that, Mr. Murtaugh was employed as a Senior Account Executive for ITC Deltacom, Inc., a publicly-held Delaware corporation, from December of 1997 to July 1998. Mr. Murtaugh was responsible for development of major accounts in the North Florida region. Previously, Mr. Murtaugh was an account executive for Intermedia Communications Inc., a publicly-held Delaware corporation, engaged in national data transmission, frame relay and ATM. From January of 1996 to December of 1997, Mr. Murtaugh was an account manager for WorldCom, Inc., a publicly-held Georgia corporation, engaged in the telecommunications industry. From 1984 to 1995, Mr. Murtaugh owned and operated Murtaugh Companies, a private Florida corporation engaged in real estate development in Florida and Georgia. Murtaugh Companies employed up to 40 employees.

John D. McKey:
-------------
Mr. McKey has been a partner at the law firm of McCarthy, Summers Bobko & McKey, P.A., located in Florida, since September of 1993. From 1990 to 1993, Mr. McKey was a partner at Kohn, Bobko, McKey & Higgins, P.A. Mr. McKey currently serves as a director for Pipeline Technologies, Inc., Publishing Company of North America and Lithium Technology Corporation.

Robert L. Maige:
---------------
Mr. Maige is a founder and managing partner of Maige, Mathews & Company, P.A., a ten-person certified public accounting firm established in the State of Florida in 1990. From 1987 to 1990 Mr. Maige was employed by Ernst & Young, LLP as a Senior Manager providing tax and consulting services to emerging companies. Prior to that, from 1984 through 1987, Mr. Maige was employed as a Tax Senior Manager with primary emphasis in healthcare for Peat Marwick Main & Company. Mr. Maige started his professional career in tax consulting at Ernst & Whinney in 1979 and remained with that company until 1984.

Wendy S. King:
-------------
Ms. King is currently the Vice President of Administration and Secretary of Pipeline. From 1998 to 1999, she was employed by Intetech, L.C., as director of business administration. From 1996 to 1998, Ms. King was a territory manager for Intermedia Communications Inc. She was employed as account relations manager for MCI/WorldCom, Inc. from 1989 through 1996, and was a regulatory analyst for Sprint Communications from 1987 through 1988.


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
CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

     The Company currently shares office facilities, consisting of office space with conference facilities, with MCM Capital Management, Inc. pursuant to an oral agreement effective September 1, 1995. The agreement provides the Company with office space, conference facilities and other support for a monthly payment of $500. The agreement is effective on a month to month basis. Messrs. Raymond McElhaney and Bill Conrad, existing officers and directors of the Company, are also officers, directors and principal shareholders of MCM.

     Beginning in September, 1997, certain officers or directors of the Company have advanced funds to finance acquisition of Company thoroughbreds and for operating expenses. Messrs. McElhaney, Conrad and Cliff Thygesen, another director, loaned in the aggregate $46,232.75 to the Company from September, 1997 to June, 1998, bearing interest at 9%. Of that amount, Mr. McElhaney advanced $32,132.75, Mr. Conrad $9,100 and Mr. Thygesen $5,000. The Company issued an aggregate of 29,100 Common Shares as a conversion of
this debt due in June, 1998.   The shares were valued at $1.00 per share
and 9,100 Common Shares were issued to Mr. Conrad, 15,000 Common Shares were issued to Mr. McElhaney and 5,000 Common Shares were issued to Mr. Thygesen. The remaining portion of Mr. McElhaney's note was paid in cash. The Board of Directors is of the opinion that the shares were acquired under terms and conditions no more favorable than those offered to any other shareholder.

     The McGinnis Family Limited Partnership, of which Mr. McGinnis is the general partner, purchased 25,000 Common Shares in the June, 1998 public offering of the Company's stock, at the price of $1.00 per share. Mr. McGinnis is an officer and director of the Company. The shares were purchased on the same terms and conditions as other third-party investors.

     Messrs. Conrad and McElhaney each obtained 20,000 Common Shares as compensation for services rendered to the Company through June 30, 1998. The shares were valued at $1.00 per share and the accrued compensation, due to each Messrs. Conrad and McElhaney, was valued at $20,000 each. The Board of Directors is of the opinion that the shares were obtained under terms and conditions that were no more favorable than those offered to any other shareholder.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon a review of Forms 3, 4 and 5 received by the Company pursuant to Rule 16(a)-3 of the 1934 Act, none of the officers, directors or beneficial owners of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the 1934 Act have failed to file on a timely basis, Forms 3, 4 or 5 as required by
Section 16(a) during the most recent fiscal year or prior fiscal year.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

     The Board of Directors of the Company does not have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. During the fiscal year ended June 30, 1999, the Board had no meetings but took action by unanimous consent on two separate occasions. The Company did not have any disagreements with any of the Outgoing Directors.


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
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table summarizes the total compensation of the Chief Executive Officer, and other executive officers whose compensation from the Company exceeded $100,000 during that period (the "Named Officers"):

                           SUMMARY COMPENSATION
                           --------------------

                                                          Long Term Compensation
                                                          ----------------------
                                                                      Securities
                                                  Annual Compensation Underlying
                                                  -------------------    Stock
Name                           Period                    Salary         Options
----                           ------                    ------         -------

Raymond E. McElhaney,          Year ended June 30, 1997  $ 12,000         -0-
  President, Chief Executive
  Officer, Chief Financial Year ended June 30, 1998 $ 22,000(1) -0-Officer and Chairman of the
  Board of Directors.          Year ended June 30, 1999  $ 24,000(2)      -0-
_____________________

     (1) Mr. McElhaney donated $2,000 worth of services and received the remaining compensation in Common Stock valued at $1.00 per share.

     (2) Of this amount, $14,000 was paid in cash and $10,000 was accrued.

     Effective September 1, 1997, Messrs. McElhaney and Conrad entered into Executive Employment Agreements (the "Employment Agreements") with the Company. The Employment Agreements were effective for a period of eighteen months and were automatically renewable unless written notice of termination was given by the Company not less than 90 days prior to expiration of the eighteen month term. The Agreements may also be terminated by the Company for cause, and by the employee on not less than 90 days advance written notice. Messrs. McElhaney and Conrad's Employment Agreements were automatically renewed for a period of one year beginning March 1, 2000.

     The Employment Agreements provide for payment of monthly compensation in the amount of $2,000. Both individuals are entitled, pursuant to the terms of the Employment Agreements, to participate in group health, disability, life, bonus, profit sharing and stock option plans maintained for other employees and directors of the Company.

     The Company does not pay compensation to members of its Board of Directors. A director may receive compensation as an officer or employee for those duties exclusively.


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
     SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              WALLSTREET RACING STABLES, INC.


                              By: /s/ Raymond E. McElhaney
                                 ---------------------------------------
                                      Raymond E. McElhaney, President

Dated: May 26, 2000


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